December 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iOThree Limited (CIK No. 0001997637)
Registration Statement on Form F-1, as amended
File No. 333-276674

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of iOThree Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on December 31, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Bevilacqua PLLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Eddid Securities USA Inc.
as the Representative

By:	/s/ Tom Li
Name:	Tom Li
Title:	Chief Executive Officer